EXHIBIT 4

ELK TOPCO LLC

C/O WALKERS CORPORATE (BERMUDA) LIMITED

PARK PLACE, 55 PAR-LA-VILLE ROAD

HAMILTON, HM11, BERMUDA

July 29, 2024

Frazer Holdings LP

300 Water Street, Suite 200

Montgomery, AL 36104

Re:	Rollover and Support Agreement (Frazer Holdings LP)

To whom it may concern:

This rollover and support agreement, dated as of the date first written above (as amended, restated, modified or supplemented from time to time, and together with all schedules, annexes and exhibits hereto, this “Agreement”) is being entered into by and among Elk Topco, LLC, a Bermuda limited liability company (“Topco”), J.C. Flowers & Co. LLC, a Delaware limited liability company (“JCF”), Elk Evergreen Investments, LLC, a Delaware limited liability company, Elk Cypress Investments, LLC, a Delaware limited liability company and the Person identified on the signature pages hereto under the heading “Rollover Investor” (the “Rollover Investor”). This Agreement relates to the Agreement and Plan of Merger, dated as of July 29, 2024 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of Parent (“Parent Merger Sub”), Enstar Group Limited, an exempted company limited by shares existing under the laws of Bermuda (the “Company”), Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of the Company (“New Company Holdco”) and Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of New Company Holdco (“Company Merger Sub”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, (i) Company Merger Sub will be merged with and into the Company, with the Company being the surviving company as a wholly owned subsidiary of New Company Holdco, (b) New Company Holdco will be merged with and into the Company, with the Company being the surviving company, and (c) Parent Merger Sub will be merged with and into the Company, with the Company being the surviving company as a wholly owned Subsidiary of Parent (such mergers, collectively, the “Mergers”). Capitalized or other terms used and not defined herein but defined in the Merger Agreement shall have the meanings ascribed to them in the Merger Agreement.

In consideration of the mutual covenants and conditions as hereinafter set forth, each of the parties hereto hereby agree as follows:

1. Rollover Contribution.

(a) Certain Definitions. As used in this Agreement the following terms have the following meanings:

(i) “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article X thereof, (ii) the Effective Time, (iii) the termination of that certain Equity Commitment Letter, dated as of July 29, 2024, by and among J.C. Flowers V L.P., Topco and Elk Parent Limited in accordance with its terms, or (iv) the mutual written consent of the Company, JCF, the Rollover Investor, Parent and Parent Merger Sub.

(ii) “Ordinary Share” means a voting ordinary share, par value $1.00 per share, of the Company.

(iii) “Rollover Documents” means, collectively, (A) this Agreement, (B) the Definitive Documents (as defined below), (C) the Accredited Investor Questionnaire attached hereto as Exhibit A (an “Accredited Investor Questionnaire”), (D) if applicable, the Consent of Spouse attached hereto as Exhibit B (the “Consent of Spouse”), and (E) any other document that may be entered pursuant to this Agreement.

(iv) “Rollover Shares” means the aggregate number of Ordinary Shares held by the Rollover Investor as of immediately prior to the Rollover Closing that have a total Value equal to $27,000,000.

(v) “Value” means $27,000,000, calculated (A) with respect to each Rollover Share, based on the price per Ordinary Share payable as Total Cash Consideration under the Merger Agreement and (B) with respect to each Topco Interest, based on the same price per Topco Interest paid by the Equity Investors.

(b) Rollover Contribution. Subject to, and conditioned only upon, the satisfaction or waiver of the conditions set forth in Section 1(d), and without any further action on behalf of the Rollover Investor, the Rollover Investor hereby agrees to transfer, contribute and deliver to Topco the Rollover Shares (as such shares may be first converted in the First Merger and in the Second Merger in accordance with the Merger Agreement) (the “Rollover”) in exchange for the issuance (whether directly or indirectly) by Topco to the Rollover Investor (or to the JCF Aggregator on behalf of the Rollover Investor) of a number of non-voting interests of Topco (each, a “Topco Interest”), having an aggregate Value equal to the aggregate Value of the Rollover Shares in accordance with this Agreement, the Merger Agreement and applicable Law. In accordance with Section 2.7(b) of the Merger Agreement, each Ordinary Share held by the Rollover Investor immediately prior to the First Merger shall, by virtue of the First Merger, be converted into the right to receive, per Ordinary Share, a New Ordinary Share of the First Surviving Company, and in accordance with Section 2.8(b) of the Merger Agreement, each such New Ordinary Share shall, by virtue of the Second Merger, be converted into the right to receive, per New Ordinary Share, one Ordinary Share of the Second Surviving Company. The Rollover shall occur, with respect to the Ordinary Shares of the Second Surviving Company held by the Rollover Investor, conditioned upon the Third Closing and as of immediately prior to the Third Effective Time (the “Rollover Closing”).

(c) No Certificates. The Rollover Investor acknowledges and agrees that he, she or it, as applicable, is not entitled to any certificate representing the issued Topco Interests, unless and to the extent, the Definitive Documents (as defined below) require the issuance of such certificates or, if it permits the issuance, Topco determines to issue certificates in its sole discretion.

(d) Conditions.

(i) The obligations of Topco and the Rollover Investor to consummate the transactions contemplated by Section 1(b) are subject to (A) the satisfaction or waiver by the applicable parties to the Merger Agreement on or prior to the Rollover Closing of all of the conditions to each Closing set forth in Article IX of the Merger Agreement (other than those conditions which by their terms or nature are to be satisfied at such Closing (or following Rollover Closing and prior to such Closing) all of which have been acknowledged to be satisfied immediately following the Rollover Closing) and (B) each party to the Merger Agreement being ready, willing and able to consummate the each of the Mergers immediately following the Rollover Closing.

(ii) The obligations of Topco to consummate the transactions contemplated by Section 1(b) are subject to (A) the representations and warranties set forth on Annex A being true and correct (x) as of the date hereof and (y) as of the Rollover Closing and (B) receipt by Topco from the Rollover Investor of complete copies of (x) the Accredited Investor Questionnaire, duly executed by the Rollover Investor, and (y) if applicable, the Consent of Spouse, duly executed by the Rollover Investor’s spouse.

(iii) The obligations of the Rollover Investor to consummate the transactions contemplated by Section 1(b) are subject to the representations and warranties set forth on Annex B being true and correct (x) as of the date hereof and (y) as of the Rollover Closing.

(e) Other Matters. The Rollover Investor agrees that the Rollover Shares will be contributed to Topco and/or exchanged for Topco interests, free and clear of all Liens.

2. Transfer Restrictions; Agreement to Vote Shares.

(a) Except as otherwise expressly provided by and in accordance with Section 1(b), the Rollover Investor agrees not to directly or indirectly transfer, encumber, gift, pledge, convert, exercise, assign, exchange, grant an option with respect to (or otherwise enter into any derivative or hedging arrangement with respect to), or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (“Transfer”) any of the Rollover Shares during the time period between the execution of this Agreement and the Rollover Closing other than pursuant to the transactions contemplated by this Agreement, without the prior written consent of Topco; provided, that, (x) until the Company Shareholders Meeting, the Rollover Investor shall only Transfer Shares (other than Rollover Shares) for tax reasons or to satisfy fiduciary or other similar obligations and (y) thereafter shall be permitted to Transfer any Shares that do not constitute Rollover Shares.

(b) From the date hereof until the Expiration Date, at every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Rollover Investor (in its capacity as such) agrees to (x) appear at each such meeting or otherwise cause all of its Shares to be counted as present thereat for purpose of determining a quorum, and (y) be present (in person or by proxy) and, unconditionally and irrevocably, vote, or to direct the holder of record on any applicable record date to vote, all Shares to the fullest extent that such Shares are entitled to vote, or act by written consent:

(i) in favor of the adoption of the Merger Agreement, and in favor of any other matters expressly contemplated by the Merger Agreement and necessary for the consummation of the Transactions or any other transactions contemplated by the Merger Agreement;

(ii) against any (A) Acquisition Proposal, other than the Mergers, (B) Contract that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation of the Rollover Investor contained in this Agreement or (2) result in any of the conditions set forth in Article IX of the Merger Agreement not being satisfied on or before the Outside Date, or (C) replacement of existing directors comprising, or appointment of new directors to, the Company Board (except as expressly permitted by Parent); and

(iii) against any amendment to the Company’s certificate of incorporation or bylaws or other corporate action, Contract or transaction the consummation of which would, or would reasonably be expected, to impede, hinder, interfere with, prevent, delay or adversely affect the Mergers or any other transactions contemplated by the Merger Agreement or that is intended, or would reasonably be expected, to facilitate an Acquisition Proposal, including (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Mergers), and (B) any sale, lease, license or transfer of a material amount of assets of the Company or any reorganization, recapitalization, liquidation or winding up of the Company.

Until the Expiration Date, the Rollover Investor shall retain at all times the right to vote the Rollover Shares in his, her or its sole discretion and without any other limitation on any matters other than those set forth in clauses (i) and (ii) above and this clause (iii), that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

(c) The Rollover Investor shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 2.

(d) The Rollover Investor hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other Transactions that the Rollover Investor may have by virtue of, or with respect to, any Shares.

3. Certain Closing Arrangements. The parties hereto acknowledge and agree that: (a) in connection with the Rollover Closing, JCF will form an investment vehicle (or similar vehicle) which shall be controlled, managed and/or advised by JCF or its Affiliates (the “JCF Aggregator”) to facilitate the Rollover Investor’s indirect investment in Topco or any of its subsidiaries, (b) prior to the Rollover Closing, Topco will assign its rights under Section 1(b) to receive the Rollover Shares to the JCF Aggregator, and (c) immediately following receipt of the Rollover Shares, JCF shall cause that the JCF Aggregator to transfer, contribute and deliver to Topco the Rollover Shares in exchange for the Topco Interest in accordance with Section 1(b) mutatis mutandis.

4. Effectiveness and Termination. This Agreement will become effective immediately upon execution and delivery by each of the parties hereto. This Agreement will terminate on the Expiration Date if the Expiration Date (except if the Expiration Date occurs pursuant to clause (ii) of the definition thereof) and after such time none of the Rollover Investor, JCF, Topco or any of their respective Affiliates or representatives will have any liability or obligation under this Agreement.

5. Representations and Warranties.

(a) The Rollover Investor hereby makes the representations and warranties set forth on Annex A.

(b) Topco hereby makes the representations and warranties set forth on Annex B.

6. Topco Interests Unregistered. The Rollover Investor hereby acknowledges and represents that the Rollover Investor has been advised by Topco that:

(a) The offer and exchange of Topco Interests pursuant to or in connection with this Agreement have not been registered under the Securities Act.

(b) The Rollover Investor must continue to bear the economic risk of the investment in the Topco Interests unless the offer and sale of such Topco Interests are subsequently registered under the Securities Act and all applicable state securities laws or an exemption from such registration is available.

(c) There is no established market for the Topco Interests and it is not anticipated that there will be any public market for the Topco Interests in the foreseeable future.

(d) A notation shall be made in the appropriate records of Topco indicating that the Topco Interests are subject to restrictions on Transfer and, if Topco should at some time in the future engage the services of a securities transfer agent, appropriate stop-transfer instructions will be issued to such transfer agent with respect to the Topco Interests.

7. Tax Treatment. The parties agree to treat, for U.S. federal income tax purposes, the Rollover as an exchange under Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), in each case unless otherwise required by applicable law.

8. Tax Withholding. Purchaser, Topco and the Paying Agent shall be entitled to deduct and withhold (without duplication) from any cash consideration payable to the Rollover Investor pursuant to the Merger Agreement such amounts required to be deducted or withheld in connection with the Rollover under applicable Law. To the extent any amounts are deducted and withheld and paid over to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Rollover Investor in respect of which such deduction and withholding was made.

9. Entire Agreement. This Agreement and the other instruments and other agreements specifically referred to herein or delivered pursuant hereto constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

10. Waiver. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

11. Assignment. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party and no such assignment shall relieve the party of its obligations under this Agreement.

12. Binding Effect; No Third Party Beneficiaries. No provision of this Agreement or any other agreement contemplated hereby is intended to confer any rights or remedies on any Person other than the parties hereto, except that the Company is an express third party beneficiary under Section 2(b).

13. Amendment. Any provision of this Agreement (including the schedules, annexes and exhibits hereto) may be amended or waived prior to the Rollover Closing if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Topco and the Rollover Investor, or in the case of a waiver, by the party against whom the waiver is to be effective.

14. Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach.

Accordingly, the parties acknowledge and hereby agree that, prior to any termination of this Agreement, in the event of any breach or threatened breach by a party of any of its respective obligations, covenants and agreements under this Agreement, the other party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by such party and to specific performance by the other party of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the obligations, covenants and agreements of the other party under this Agreement, without proof of actual harm or the inadequacy of a legal remedy and without bond or other security being required. The pursuit of specific enforcement or other equitable remedies by any party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time. Each party hereby agrees not to raise objections to the availability of the equitable remedy of specific performance or an injunction or temporary restraining order to prevent or restrain breaches or threatened breaches of this Agreement by the other party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the obligations covenants and agreements. Each party further agrees that by seeking the remedies provided for in this Section 14, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement.

15. Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

16. Further Assurances. Each party hereto shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the other party hereto in order to carry out the provisions and purposes of this Agreement.

17. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, the Rollover Investor hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Rollover Shares (and that this Agreement places limits on the voting and transfer of such Shares). The Rollover Investor hereby authorizes Parent to direct the Company to impose stop orders to prevent the Transfer of any Rollover Shares on the books of the Company in violation of this Agreement.

18. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.

19. Miscellaneous. Each of Sections 11.6 (Counterparts; Effectiveness) and 11.5 (Governing Law; Venue; Waiver of Jury Trial) of the Merger Agreement is incorporated herein by reference mutatis mutandis.

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Very truly yours,

ELK TOPCO, LLC
By: Elk Holdings, LLC, its sole member
By: Elk Insurance Holdings, LLC, its managing member

By:	/s/ A. Michael Muscolino
Name:	A. Michael Muscolino
Title:	Managing Member

[Rollover Agreement Signature Page]

Acknowledged and agreed as of the date first written above:

ROLLOVER INVESTOR
Frazer Holdings LP
By: Frazer Ventures LLC, its general partner

By:	/s/ J. Christopher Flowers
Name:	J. Christopher Flowers
Title:	Executor

By:	/s/ Paula Mims
Name:	Paula Mims
Title:	Executor

J.C. Flowers & Co. LLC

By:	/s/ Sally Rocker
Name:	Sally Rocker
Title:	Managing Director

[Rollover Agreement Signature Page]

Acknowledged and agreed as of the date first written above:

ELK EVERGREEN INVESTMENTS, LLC

By:	/s/ Joshua Peck
Name:	Joshua Peck
Title:	Vice President

ELK CYPRESS INVESTMENTS, LLC

By:	/s/ Joshua Peck
Name:	Joshua Peck
Title:	Vice President

[Rollover Agreement Signature Page]